                June 28, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Re:
Aventine Renewable Energy Holdings, Inc.
Form S-1/A filed June 28, 2006
File No. 333-132860

Ms. Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Dear Ms. Long:

        This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated June 27, 2006 (the "Comment Letter") regarding the above-referenced filing on Form S-1/A (the "S-1/A") of Aventine Renewable Energy Holdings, Inc. (the "Company").

        Set forth below are the Company's responses to the Staff's comments numbered 1 through 6, as set forth in the Comment Letter. Concurrently with this letter, we are filing Amendment No. 6 to the S-1.

Form S-1/A filed on June 26, 2006

General

1.
Please revise and refile your Tandy representations so that the third bullet point contains the exact language from our prior comment letter dated May 25, 2006.

We have revised and refiled our Tandy representations so that the third bullet point contains the exact language from your prior comment letter dated May 25, 2006.

Principal and Selling Stockholders, page 80

2.
Please revise to disclose the natural person who has voting and investment control of the securities for all non-public entities.

We have revised to disclose the natural person or persons who have voting and investment control of the securities for all non-public entities.

Exhibit 1.1

3.
We note the paragraph that follows section 7(c) of the underwriting agreement regarding the underwriters' conditions to purchase the shares on the basis of "any changes, decreases or increases" set forth in the letters referred to in sections 7(a), (b) and (c). Please supplementally explain how this condition is consistent with a firm commitment offering. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.

This condition has been removed from the underwriting agreement.

Exhibit 5.1

4.
Please revise your opinion to state that the Primary Shares are duly authorized.

Our opinion has been revised to state that the Primary Shares are duly authorized.

5.
Please file a currently dated and signed opinion with your next amendment.

A currently dated and signed opinion has been included with Amendment No. 6 to the S-1.

6.
Please confirm in writing that you concur with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

We concur with your understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

* * *

        If you have any questions regarding Amendment No. 6 or the responses herein provided, please call the undersigned at (212) 450-4674.

                      Sincerely,

                      /S/ RICHARD D. TRUESDELL, JR.
                      Richard D. Truesdell, Jr.

cc:	Ronald Miller, Aventine Renewable Energy Holdings, Inc.
Julien R. Smythe, Akin Gump Strauss Hauer & Feld LLP
Ryan Rohn, Securities and Exchange Commission
Tamara Brightwell, Securities and Exchange Commission